SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

July 20, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Fenbo Holdings Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Submitted June 5, 2023
CIK No. 0001957001

Dear Ms. Clark:

We represent Fenbo Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.5 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated June 15, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 50

1.	We note you have included cash and cash equivalents in your capitalization table. Please revise the table to present such amounts separate from the capitalization and indebtedness total as your “total capitalization” balance currently includes cash and cash equivalents.

Response:

The capitalization table has been revised to present cash and cash equivalents as separate from the capitalization and indebtedness total.

See page 51.

2.	In a related matter, please revise to remove liabilities other than your debt. While we note your liabilities may represent your contractual obligations, not all are considered indebtedness for purposes of the capitalization table. Capitalization should include the total amount of a entity’s outstanding securities, and indebtedness should comprise total debt, that is, both the current and non-current outstanding amounts. Please revise your presentation accordingly.

Response:

The capitalization table has been revised to remove liabilities other than the Company’s debt.

See page 51.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note that your previous auditor K.R. Margetson Ltd. resigned for personal reasons. However, we also note you refer to Margetson as your auditor on pages II, 9, and 25. Please revise to correct. In addition, revise to include the disclosures required by Item 4.d of Form F-1 and Item 16F of Form 20-F.

Response:

The references to K. R. Margetson on pages II, 9, and 25 have been revised.

The disclosures required by Item 4.d of Form F-1 and Item 16 of Form 20-F have been added.

See page 116 and Exhibit 16.1

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Dominic Chan of Centurion ZD CPA & Co. at +852 2126 2388 (email: dominic@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference LLP
Centurion ZD CPA & Co.